FILED BY BOYD GAMING CORPORATION
PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933 AND DEEMED FILED
PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: COAST CASINOS, INC.
SUBJECT COMPANY SEC FILE NO. 000-26922

CIBC GAMING LODGING AND LEISURE CONFERENCE

MARCH 2004

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements regarding operating trends, future results and the completion of new projects, which are subject to change. The actual results may differ materially from those described in any forward-looking statements. Additional information concerning potential factors that could affect the Company’s financial results are included in the Company’s Form 10-K for the year ended December 31, 2003. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

USE OF EBITDA

The financial information provided in this presentation uses non-GAAP measures such as earnings before non-recurring items and earnings before interest, taxes, depreciation, amortization and preopening expenses (“EBITDA”) because that is what we use internally to measure the operating performance of our properties and our company and to evaluate our managers. Our latest public information provides reconciliations of these measures to financial information prepared in conformity with accounting principles generally accepted in the United States of America.

KEY CONSIDERATIONS

• Strong Business Platform

• Diversified Asset Base

• Significant and Diversified Cash Flow

– Allows For Return to Shareholders

• Balanced Capital Structure

• Targeted Growth Initiatives

• Positioned For Earnings Growth

STRONG BUSINESS PLATFORM

LAS VEGAS LOCALS

ATLANTIC CITY

DOWNTOWN LAS VEGAS

LAS VEGAS STRIP

RIVERBOATS

STRONG BUSINESS PLATFORM

• Boyd Gaming Has Been a Major Diversified Casino Operator For Many Years

– Assets and Operations in Five Business Segments

• Recent Market And Corporate Developments Position Boyd For Significant Growth

– Merger and Acquisition Bringing Top-Notch Assets to Company

– Strong Opening of Borgata

– Strength in Las Vegas Strip Results as They Apply to Development Opportunities

– Strong Results in Las Vegas Locals Operations

– Expansion Opportunities in Riverboat Properties With Strong Market Characteristics

• These Events Allow For Significant Growth Opportunities in Four of Five Business Segments

STRONG BUSINESS PLATFORM

Number of Properties

NEAR AND

POST MERGER LONG TERM

CURRENT AND ACQUISITION EXPANSIONS DEVELOPMENT

LAS VEGAS STRIP 1 2 - 2

LAS VEGAS LOCALS 3 6 1 1

DOWNTOWN LAS VEGAS 3 3 - -

RIVERBOATS 5 6 2 -

ATLANTIC CITY1 1 1 -

TOTAL 13 18 4 3

DIVERSIFIED ASSET BASE

LAS VEGAS LOCALS

SAM’S TOWN LV ELDORADO JOKERS WILD GOLD COAST SUNCOAST THE ORLEANS

DOWNTOWN LAS VEGAS

CALIFORNIA FREMONT MAIN STREET

LAS VEGAS STRIP

STARDUST BARBARY COAST

RIVERBOATS

PAR-A-DICE

BLUE CHIP

SAM’S TOWN SHREVEPORT

SAM’S TOWN TUNICA

DELTA DOWNS

TREASURE CHEST

ATLANTIC CITY

BORGATA

BORGATA OPENS STRONG

2003 2003

($            IN MILLIONS) THIRD QUARTER FOURTH QUARTER

GAMING REVENUE $ 136 $ 122

NON-GAMING REVENUE $ 48 $ 53

NET REVENUE $ 150 $ 142

EBITDA $ 31 $ 34

EBITDA        % 20.4 23.9

ATLANTIC CITY MARKET DATA

2004 2004

JANUARY FEBRUARY

TABLE GAME WIN $19.4M $16.4M

RANK 1 1

TABLE GAME WPUPD $ 4,855 $ 4,383

RANK 1 1

AVERAGE $ 2,768 $ 2,844

TABLE GAME MARKET 75% 54%

SHARE PREMIUM

ATLANTIC CITY MARKET DATA

2004 2004

JANUARY FEBRUARY

SLOT WIN $27.1M$30.5M

RANK 3 3

SLOT WPUPD $ 243 $ 293

RANK 2 1

AVERAGE $ 199 $ 233

SLOT MARKET

SHARE PREMIUM 22% 26%

ATLANTIC CITY MARKET DATA

FIRST TWO MONTHS OF 2004

($ IN MILLIONS)

TABLE GAME WIN: BORGATA $ 37.7

BALLY’S 29.5

CAESARS 27.3

SLOT WIN: BALLY’S $ 75.0

HARRAH’S 64.2

BORGATA 57.6

TOTAL WIN: BALLY’S $ 104.5

BORGATA 95.3

CAESARS 82.3

PEER GROUP By Number of Properties

30 25 20 15 10 5 0

CZR HET BYD MBG MGG ISLE STN PENN AGY ASCA

BYD: Pro Forma for merger with Coast Casinos, Inc. and acquisition of Harrah’s Shreveport and as of December 31, 2003

SIGNIFICANT AND DIVERSIFIED CASH FLOW

EBITDA By Region

Downtown Las Vegas 8.4%

Atlantic City 1.9%

Las Vegas Locals 40.7%

Las Vegas Strip 3.3%

Riverboat 45.7%

Note: Based Upon 2003 Pro Forma EBITDA Before Corporate Overhead

PEER GROUP By EBITDA

1,200 1,000 800 600 400 200 0

MGG HET CZR MBG BYD STN ISLE PENN AGY ASCA

BYD: Pro Forma for merger with Coast Casinos, Inc. and acquisition of Harrah’s Shreveport and as of December 31, 2003

RETURN TO SHAREHOLDERS

• Company Initiated Dividend in July 2003

• Payment at Annual Rate of $0.30 Per Share

BALANCED CAPITAL STRUCTURE

PRO FORMA DEBT CAPITALIZATION

($ IN MILLIONS)

12/31/03

Pro Forma*

NEW REVOLVER DUE 2009 $ 403

NEW TERM LOAN DUE 2011 500

9.25% SENIOR NOTES DUE 2009 200

8.75% SENIOR SUB NOTES DUE 2012 250

7.75% SENIOR SUB NOTES DUE 2012 300

NEW SENIOR SUB NOTES DUE 2014 650

OTHER 16

TOTAL DEBT $ 2,319

* Pro Forma for merger with Coast Casinos, Inc. and acquisition of Harrah’s Shreveport

DEBT MATURITIES

($ IN MILLIONS)

700 600 500 400 300 200 100 0

‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 ‘13 ‘14

* Pro Forma for merger with Coast Casinos, Inc. and acquisition of Harrah’s Shreveport

TARGETED GROWTH INITIATIVES

GROWING THE FRANCHISE

• Sam’s Town Shreveport

• Delta Downs Racetrack and Casino

• Blue Chip Casino and Hotel

• The Orleans

• South Coast

• Borgata Hotel Casino and Spa

SAM’S TOWN SHREVEPORT

DELTA DOWNS

BLUE CHIP

BLUE CHIP

THE ORLEANS

SOUTH COAST

BORGATA

POSITIONED FOR EARNINGS

GROWTH

LAS VEGAS LOCALS

ATLANTIC CITY

DOWNTOWN LAS VEGAS

LAS VEGAS STRIP

RIVERBOATS

SEC LEGEND

This presentation is not an offer to sell the securities of Boyd Gaming Corporation and it is not soliciting an offer to buy these securities.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed transaction because it will contain important information. The joint proxy statement/prospectus was filed with the U.S. Securities and Exchange Commission by Boyd Gaming Corporation and Coast Casinos, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed or furnished by Boyd Gaming Corporation or Coast Casinos, Inc. with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Boyd Gaming Corporation or Coast Casinos, Inc. may also be obtained for free by directing a request to Boyd Gaming Corporation, Attn: Rob Stillwell, Investor Relations, 2950 Industrial Road, Las Vegas, NV 89109, or to Coast Casinos, Inc., Attn: Gage Parrish, 4500 West Tropicana Road, Las Vegas, NV 89103. The anticipated date of dissemination of the joint proxy statement/prospectus is March 31, 2004.

Boyd Gaming, Coast Casinos and their respective officers and directors may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information about the participants in the solicitation will be set forth in the joint proxy statement/prospectus to be filed with the SEC.

EXPECT MORE